March 2, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Jeffrey Jaramillo, Accounting Branch Chief

Re:          Integrated Device Technology, Inc.
Form 10-K for the fiscal year ended April 3, 2011, filed May 31, 2011
Form 10-Q for the fiscal quarter ended October 2, 2100, filed November 9, 2011
Form 8-K, filed January 30, 2012
File No. 000-12695

Dear Mr. Jaramillo:

We are in receipt of your comment letter dated January 19, 2010 with respect to the above-referenced filing of Integrated Device Technology, Inc. (“IDT”, “we”, “us”).

We understand that the purpose of your review is to assist IDT in complying with applicable disclosure requirements and to enhance the overall disclosure in our filings.  We appreciate having the benefit of your comments.  Where appropriate, we have provided examples of how our enhanced disclosures would look, the supplemental information you requested, and our additional comments.  The responses set forth in this letter have been sequenced to correspond to the numbered comments in your letter.  For ease of reference, we have included your original comments along with our responses.

 Form 10-K for the Fiscal Year Ended April 3, 2011

Item 7. Management’s Discussion and Analysis … page 23

1.
Staff’s Comment: We note your disclosure that profit is affected by product mix. With a view toward clarified disclosure, please tell us the classes of your products that affect mix and the effect each class has on margins. Also tell us where your document includes the three-year revenue history of those classes per Regulation S-K Item 101(c)(1)(i) and the effect of new product introductions on product mix during the periods presented.

Our Response: We advise the Staff that in accordance with regulation S-K Item 101(c)(1)(i) we identified classes of similar products which account for more than 10% of consolidated revenues in any of the last three fiscal years included in this Form 10-K.  These classes of similar products align with our two reportable segments, the Communications segment and the Computing and Consumer segment.  In the aggregate, products within the Communications segment have historically generated higher gross margin percentages than products within the Computing and Consumer segment.  However, during the fiscal years covered by this Form 10-K, changes in the proportion of product revenues for each reportable segment was insignificant and resulted in an insignificant impact on total gross margin percentage.

During the fiscal year ended April 3, 2011, our gross margin percentage was impacted by a favorable shift in the products sold within each reportable segment. Currently our product offering includes over 15,000 individual products which have varying product margin percentages.  During the fiscal year ended April 3, 2011, within both of our reportable segments we shipped a greater proportion of higher gross margin products.

We have included the three year history of our reportable segments in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 26 and also in Note 17 of Notes to Consolidated Financial Statements.

During the fiscal years of 2009, 2010 and 2011, we introduced 9, 31 and 30 new products which compares to over 15,000 total products offered. New product introductions had an immaterial effect on product mix for each of the three year periods included in this Report.

We advise the Staff that in future filings, we will expand our disclosure to quantify, where reasonably possible, the amount individual factors identified have on financial statement line items to the extent such factors have a material impact on our consolidated financial statements.

2.
Staff’s Comment: In future or amended filings, where you attribute changes to multiple factors, please quantify the effect of each material factor. In this regard, please tell us the extent to which your revenue in each segment was affected by acquisitions during the periods presented as well as the extent of the effect of dispositions, which you mention in the last paragraph on page 26, and the extent your gross profit was impacted by changes for inventory reserves and the acquisition of IKOR, which you mention in the penultimate paragraph on page 26 of the Form 10-Q for the fiscal quarter ended October 2, 2011. Please also describe the extent to which material changes in revenues are attributable to changes in prices, changes in the volume or amount of goods sold, or the introduction of new products.

Our Response:  We advise the Staff that in future filings, we will expand our disclosure to quantify, where reasonably possible, the amount individual factors identified have on financial statement line items to the extent such factors have a material impact on our consolidated financial statements.

Net revenue changes for the periods presented were primarily the result of increases or decreases in volume of unit shipped rather than changes in average selling price.  We advise the Staff that, historically we have targeted companies for strategic acquisitions whereby combination of IDT products with the products of the acquired company created a more integrated system solution for customers, thereby driving overall improvement in demand for both product offerings.    It is not reasonably feasible for the Company to estimate the synergies and compounding effects of acquisitions and divestitures in that context, thus we disclose these items but do not quantify them.

Impact of inventory reserve changes on the fiscal years ended April 2, 2011, March 28, 2010, and March 29, 2009 was a decrease of gross profit by $7.9 million, $3.7 million and $12.8 million, respectively.

The impact on gross profit related to the sale of inventory acquired from IKOR at fair market value was $8.4 million for the fiscal year ended March 28, 2010. This amount was disclosed in the Management’s Discussion and Analysis under the heading “Gross Profit” in our Form 10-K reports for the fiscal years ended April 2, 2011 and March 28, 2010.

Item 11. Executive Compensation, page 79

3.
Staff’s Comment: We note that you have not disclosed the specific target levels or performance goals that must be achieved in order for named executive officers to receive awards under the incentive compensation plan. Please tell us, and revise future filings as appropriate to disclose, these performance targets and goals. To the extent that you believe disclosure of such information would result in competitive harm such as the information could be excluded under instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion for each omitted target.

Our Response:  In future filings, the Company will disclose specific target levels or performance targets that must be achieved in order for named executive officers to receive awards under the Annual Incentive Plan (“AIP”), except where the disclosure of such targets could cause the Company competitive harm or such targets are not material to an understanding of the Company’s compensation policies and programs.  In the event specific performance targets are not disclosed, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company will disclose how difficult it will be for the executives, or how likely it will be for the Company, to achieve the undisclosed performance targets.

In response to the Staff’s comment, the Company respectfully submits the following disclosure with respect to specific target levels or performance targets that must be achieved in order for named executive officers to receive awards under the AIP for fiscal year 2011.  As disclosed in our definitive proxy statement on Schedule 14A for fiscal year 2011, the AIP is funded based on Non-GAAP Operating Income achievement levels that are set based on a scale from 25% (threshold) to 200% (maximum). For fiscal 2011, the compensation committee established the following Non-GAAP Operating Income achievement scale: $33.3 million - threshold funding equal to 25% of target; $135.9 million - target funding equal to 100% of target;   $208.1 million - maximum funding equal to 200% of target.  The Non-GAAP Operating Income amounts in the achievement scale include the expense related to the AIP.  The actual non-GAAP Operating Income for fiscal year 2011 was $97.1 million, which resulted in an achievement level of 65%.

The non-GAAP Operating Income of $97.1 million excludes restructuring-related costs, acquisition and divestiture-related charges, share-based compensation expense, and certain other expenses and benefits which totaled $47.5 million in the Company’s fiscal year 2011 GAAP consolidated statements of operations.

The following table provides a reconciliation of GAAP to non-GAAP financial measures.

Reconciliation of GAAP to Non-GAAP Financial Measures

Twelve Months Ended April 3, 2011 (in thousands)	Revenue	Gross Profit	% of Revenue	Operating Expense	% of Revenue	Operating Income	% of Revenue

GAAP Financial Measure	$ 625,705	$ 335,311	53.6%	$ 285,738	45.7%	$ 49,573	7.9%

Acquisition and Divestiture Related:
Amortization of acquisition related intangibles	---	14,133		5,800		19,933
Acquisition related costs	---	5		1,927		1,932
Assets impairment	---	(447)		---		(447)
Fair market value adjustment to acquired inventory sold	---	379		---		379
Restructuring Related:
Severance and retention costs	---	41		2,064		2,105
Facility closure costs	---	(583)		616		33
Fabrication production transfer costs	---	5,263		---		5,263
Other:
Compensation expense-deferred compensation plan	---	391		1,417		1,808
Stock-based compensation expense	---	1,683		14,845		16,528
Non-GAAP Financial Measure	$ 625,705	$ 356,176	56.9%	$ 312,407	49.9%	$ 97,107	15.5%

Note: The Company presents non-GAAP financial measures because the investor community uses non-GAAP results in its analysis and comparison of historical results and projections of the Company's future operating results. These non-GAAP results exclude restructuring-related costs, acquisition and divestiture-related charges, share-based compensation expense, results from discontinued operations and certain other expenses and benefits. Management uses these non-GAAP measures to manage and assess the profitability of the business.  These non-GAAP results are also consistent with another way management internally analyzes IDT’s results and may be useful to the investor community.  Reference to these non-GAAP results should be considered in addition to results that are prepared under general accepted accounting standards in the United States (GAAP), but should not be considered a substitute for results that are presented in accordance with GAAP. It should also be noted that IDT's non-GAAP information may be different from the non-GAAP information provided by other companies.

After determining the AIP funding amount for the Company as a whole, the amount payable to individual participants, including executive officers, is based on three separate components: (1) an individual component; (2) a group component; and (3) a company component. These three components are used to calculate each participating employee’s cash performance incentive payment. Under each component, threshold performance yields a payment of 50% of target, target performance yields a payment at 100% of target, and maximum or better performance yields a payment of 125% of target.  Payments for performance between threshold and target or target and maximum are determined using linear interpolation.

The Company Component

For fiscal year 2011, the Compensation Committee (the “Committee”) set the following performance goals and determined the following actual achievements under the company component of the AIP:

Performance Metric	2011 Threshold	2011 Target	2011 Maximum	2011 Actual Achievement	% Achieved

Company Goals

Revenue	$506 million	$633 million	$696 million	$625.7 million	75%

Non-GAAP Operating Income (excluding AIP expense)	$21 million	$84 million	$116 million	$110.6 million	100%

			Average Score:		87.5%
			x Operating Profit Modifier		62.3%
			= Total		55%

For purposes of calculating the Company Component of AIP, the charge to the income statement for AIP expense is excluded.  In fiscal 2011, $13.5 million of AIP expense was added to the $97.1 million Non-GAAP Operating Income amount to arrive at the $110.6 million figure shown above under “2011 Actual Achievement” for Non-GAAP Operating Income.

The Group Component

Three of our named executive officers, Arman Naghavi, Fred Zust and Mike Hunter, also had a group component under the AIP consisting of internal financial and product-related targets focused on the business-unit that the applicable named executive officer manages.  Because of Theodore L. Tewksbury, III’s and Richard Crowley, Jr.’s overall responsibility for our company as our President & Chief Executive Officer and Vice President & Chief Financial Officer, respectively, the compensation committee determined that Dr. Tewksbury’s and Mr. Crowley’s performance should be evaluated based solely on company-wide and individual performance.  Because Arman Naghavi was forming the Audio and Power Division during fiscal year 2011, the group component for Mr. Naghavi was included in his individual component goals.  The group components and actual achievements for Fred Zust and Mike Hunter are set forth in the table below.  Each Group Performance Metric is equally weighted within the Group Component category.

		2011 Actual Achievement
Executive / Group	2011 Group Performance Metrics	Actual	Percentage
Fred Zust	Achieving specified revenue targets for the Communications Division	maximum achieved	125%

Communications Division	Achieving specified operating income targets for the Communications Division	maximum achieved	125%

			Average Score: 125%

			x Operating Profit Modifier 62.3%

			= Total 78%

Mike Hunter	Achievement of specified Gross Margin targets for the Manufacturing Division	achieved	125%

Manufacturing Division	Cost savings (foundry, mask, copper assembly, general assembly, substrate savings, test consolidation savings, Penang cost savings)	achieved	100%

	New Product Development (yield targets, strategy for contract manufacturing and logistics for modules/dongles, prototypes, foundry standard by running a test pattern and extracting a model)	partially achieved	62%

	Fab buyer wafer transfer	partially achieved	80%

	Fab wafer output, Fabrication Facility Sale and Personnel Retention	partially achieved	75%

	Test consolidation	partially achieved	75%

	Engineering programs/Projects Packaging and Assembly	partially achieved	67%

	Manufacturing systems and products	achieved	100%

	Organizational goals	partially achieved	33%

		partially achieved	Average Score: 79.7%

			x Operating Profit Modifier 62.3%

			= Total 50%

The internal business-unit performance goals set forth above were established by the Committee in fiscal 2011 to require substantial effort on the part of each named executive officer to be achieved and such goals were not expected to be attained based on average or below average performance.  The Company respectfully submits, as discussed in greater detail below, that the omitted goal targets should not be required to be disclosed because such disclosure would cause competitive harm to the Company.

The Individual Component

Each named executive officer also had an individual component under the AIP.  Each Individual Performance Metric is equally weighted within the Individual Component category. The individual component and actual achievement for each of the named executive officers is as follows:

		2011 Actual Achievement
Executive	2011 Individual Performance Metrics	Actual	Percentage
Theodore L. Tewksbury, III	Launch 50 new products into design that produce a return within a specified time period	45	75%

	Introduce more than 50 new products that produce a return within a specified time period	30	0%

	Design Wins: Design in specified dollar amount in 3-year revenue	partially achieved	50%

	Achieve specified forward-looking cumulative earnings per share by the end of fiscal year 2013	100% achieved toward long-term goal	100%

	Complete Oregon fabrication facility sale and transfer	achieved	100%
			Weighted Average Score:65%

Richard Crowley, Jr.	Increase Shareholder Value (Goals related to Investor Relations, Corporate Marketing, Intellectual Property Management)	partially achieved	86%

	Shape, Influence, and Execute Corporate Strategy (Successfully execute on divestitures, acquisitions, and capital structure initiatives)	achieved	106%

	Increase effectiveness and impact of Finance, Legal, and IT on critical business decisions (bring together information and people to focus on key issues, both strategic and corrective, to drive decision and improve processes)	achieved	104%

	Build “Best in Class” Finance, Legal, and IT organization	achieved	100%

	New Products: Improve measurement and efficiency of new product development to achieve fiscal year 2011 and 3 year plan	achieved	104%

	Profitability: Achieve gross margin per share of 53.1%, non-GAAP earnings per share of $0.45, research and development expenses of less than or equal to 26% of gross sales and selling, general and administrative expenses to less than or equal to 15% of gross sales	achieved	111%

	CEO Qualitative Performance Assessment		+11%
			Weighted Average Score:115%

Fred Zust	Branding: Expand customer awareness of IDT leadership in Communications, sRIO and Timing	achieved	100%

	Achieve revenue targets for each, NetCom, SPO, FCD, SFC, grow timing market share by at least a specified percentage, and support sales to achieve Design-in 3-year plan	achieved	120%

	Complete strategies in support of profitability goal for the Communications Division (including specified targets for average Return on Design Time ("RODT"), Gross Margin, design efficiency, average lateness, Design Engineering Man Months ("DEMM") overshoot, first pass success rate, operating income, research and development expenses and selling, general and administrative expenses)	achieved	120%

	New Products: Achieve Annual Operating Plan ("AOP") New Product Launch and Introduction Plan	partially achieved	90%

	Team: Build the industry’s leading communications and timing team	achieved	100%
	• Form specified strategic partnerships
	• Develop power management strategy for communications and wireless infrastructure
	• Provide product training to Sales and field application engineers
	• Hire top talent for wireless marketing strategy, and coordinate with IDT business units and partners to assemble solutions for wireless infrastructure

	CEO Qualitative Performance Assessment		-9%
			Weighted Average Score:97%
Arman Naghavi	Increase the Analog/Mixed signal awareness with IDT’s customers (including the launch of Analog Mixed Signal website, branding by achieving planned press releases per Marketing plan, participating in steering committee and driving Technology Leadership Forum and publishing application notes for products developed within APD)	achieved	130%

	Achieve revenue and gross margin goals for Audio, Power and Low Power Dual Port ("LPDP"), and IKOR products	partially achieved	90%

	Achieve 6 new product introductions and 14 new product launches	4 introductions, 14 launches	90%

	Build a high performance Analog/Power management team (including increasing analog expertise through talent acquisition, developing China product development center, collaborating with other divisions to develop roadmap and product definitions; launch cross business unit products to offer system level solutions, instilling performance based culture and providing product training to Sales and field application engineers)	achieved	140%

	IKOR acquisition, retention, and revenue achievement	achieved	120%

	Lower research and development expenses in the Audio and Power Division	achieved	120%

	CEO Qualitative Performance Assessment		+5%
			Weighted Average Score:120%

Mike Hunter	Achieve gross margin of 53.1%	56.90%	100%
	Oregon Fab Performance: Find buyer and sign a deal to sell the fabrication facility. Maintain output at capacity and retain employees	achieved	100%

	Process transfer and production ramp with the fabrication facility buyer. Start production ramp in both fabrication facilities	partially achieved	90%

	Test Consolidation: Consolidate Singapore testing facility to the Penang testing facility	partially achieved	80%

	Engineering Improvements: Mobius, WLCSP, S5 Quality Project	partially achieved	85%

	Organizational Upgrades: Assembly, Foundry, and Penang	partially achieved	90%

	Meet quality requirements in test, assembly and manufacturing as required to achieve revenue plan	not achieved	-50%

	CEO Qualitative Performance Assessment		No adjustment
			Weighted Average Score:71%

Those performance goals for which specific targets were not included in the table above were not expected to be attained based on average or below average performance, but instead were established by the Committee to require substantial effort on the part of the named executive officer to be achieved.  The Company respectfully submits, as discussed in greater detail below, that the omitted targets should not be required to be disclosed because such disclosure would cause competitive harm to the Company.

Exclusion under Instruction 4 to Regulation S-K Item 402(b)

The Company respectfully submits that the certain targets under the individual components and the targets under the group component which is comprised of internal business-unit performance targets established by the Company represent confidential information, the disclosure of which would cause competitive harm to the Company. The specific targets not disclosed for the individual component are payable based on the attainment of forward-looking goals relating to revenue, cumulative earnings per share, new product development and business-unit level performance, none of which the Company reports publicly.  The group component targets not disclosed are comprised of specific business-unit level targets that are based on the internal development strategy of the Company.  The Company transacts business in the highly competitive semiconductor industry, and disclosure of the forward-looking targets and product-specific business-unit targets would cause substantial economic harm to the Company and, as a result, place the Company in a competitively disadvantageous position.  Therefore, such information falls squarely within the type of information protected from disclosure under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (D. Kan. 1984).

The specific targets omitted for the individual component are comprised of pre-established, forward-looking targets relating to revenue, cumulative earnings per share and new product development and business-unit level performance.  The forward-looking measures are not disclosed in the Company’s financial statements or otherwise made available to the public.  Instead, the targets are measured based upon internal forecasts made at the time the Compensation Committee evaluates performance.  These goals and the related internal forecasts that are used to determine whether the performance target has been achieved, if disclosed, would give competitors insight into the current operational goals of the Company as well as its forecast for future developments.  These goals would also provide insight into the Company’s overall future strategy, which could be used by competitors to formulate their own strategies.  These goals squarely fall within the ambit of “future targets the Company is in the process of trying to meet,” which Meredith Cross, the Securities and Exchange Commission’s director of the Division of Corporate Finance, stated did not need to be disclosed when addressing attendees of the Practicing Law Institute’s annual securities regulation conference in November 2010.

The non-forward looking individual component targets and the group component targets that the Company has not disclosed are comprised of specific business-unit level targets that are based on the attainment of pre-established revenue, gross margin and product development.  Disclosure of these targets would place the Company at a competitive disadvantage by providing competitors with valuable insight into the Company’s internal profitability goals, growth strategies and product commercialization and launch objectives at a business unit level for the coming years.  This information would provide competitors insight into the internal goals of the Company’s various business units and allow them to more effectively glean specific business unit strategies and adjust their own operational objectives or take other competitive measures, such as modifying the timing of competing product launch or commercialization strategies, or instituting particular sales or marketing programs, in each case which could hinder, delay or frustrate the achievement of the Company’s strategic objectives for its business units. Moreover, this competitive advantage would be significantly magnified in this instance, as similar information is not available to the Company regarding its major competitors and such business unit performance is not otherwise made available to the public.

In lieu of disclosing the actual targets that relate to the Company’s future performance and business-unit level performance, the Company has above, and will in the future, disclose the likelihood that the targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

4.
Staff’s Comment: We note your general disclosure of factors considered by your compensation committee in determining equity awards in the first paragraph of “Equity Awards for NEOs in Fiscal 2011” on page 32 of your definitive proxy statement filed on August 1, 2011. We also note the factors you disclose on page 26 of that proxy statement. Please tell us and revise future filings to explain, how your compensation committee considered these factors in determining the amount of stock awards and option awards for your named executive officers in fiscal 2011. From your response, the reasons for the different size of awards among the named executive officers also should be clear.

Our Response:  In response to the Staff’s comment, the Company respectfully submits the following disclosure with respect to how the Company’s compensation committee considered the enumerated factors in determining the amount of stock awards and option awards for the Company’s named executive officers in fiscal 2011.  In determining the level of equity awards to be made to each named executive officer (“NEO”), the Compensation Committee (the “Committee”) compared the total potential compensation level for each NEO to individuals in similar positions at the Company’s peer group companies.  The Committee considered benchmark market data provided to the Committee by its independent compensation consultant, Radford, and established target equity award levels at approximately the 50th percentile of such benchmark data.  In addition to market data, the Committee considered other factors such as the overall performance of the Company, the performance of the individual NEO, and the retention value of each NEO’s current holdings and vested-versus-unvested grant totals.  Generally, the target award level for NEOs meeting individual performance expectations is at or near the 50th percentile.

In fiscal 2011, with the exception of Dr. Tewksbury and Mr. Zust, the equity awards granted to our NEOs were near the 50th percentile of equity awards among the Company’s peers, based on long-term incentive value as provided by Radford.

Dr. Tewksbury’s equity award was positioned near the 25th percentile of equity grants for CEOs of the Company’s peer group.  In determining Dr. Tewksbury’s award, the Committee considered such factors as Dr. Tewksbury’s relatively short experience as a CEO, and the fact that the Company had not met its financial goals for fiscal 2011.

Mr. Zust’s equity award was positioned near the 75th percentile of equity grants for individuals in similar positions at the Company’s peer group companies.  The Committee considered such factors as the value of Mr. Zust’s vested and unvested equity grants, his performance to individual goals, internal equity relative to peer positions, and the performance of the business unit managed by Mr. Zust.  The weighted average exercise price of Mr. Zust’s outstanding options was far above the Company’s average fiscal 2011 stock price, and much higher than that of his peers within the organization.  As a result, the current intrinsic value of Mr. Zust’s unvested equity was significantly lower than his peers’ equity values, which the Committee considered when determining the appropriate equity grant size.  Furthermore, at the time of the fiscal 2011 annual grant, nearly all of Mr. Zust’s option grants were out of the money, and approximately 75% of his total option holdings were vested, providing what the Committee determined to be inadequate retention value.

The following table sets forth a comparison to benchmark data of the equity award for each NEO, and the factors considered by the Committee in determining the respective award amounts.

Name	Approximate Position of Equity Award to Peer Group	Decision Factors
Theodore L. Tewksbury	25th percentile	Less experience as CEO than CEOs in peer group, below-target Company performance
Richard D. Crowley, Jr.	50th percentile	Met or exceeded individual performance expectations
Mansour Izadinia	50th percentile	Met or exceeded individual performance expectations
Arman Naghavi	50th percentile	Met or exceeded individual performance expectations
Fred Zust	75th percentile	Met or exceeded individual performance expectations, low value of equity held and high portion of equity vested, low overall retention value
Michael Hunter	50th percentile	Met some individual performance expectations
Jimmy J M Lee	-	Terminated employment

Item 15. Exhibits and Financial Statement Schedules, page 80

5.	Staff’s Comment: Please file a copy of your Certificate of Incorporation as amended as required by regulation S-K Item 601(b)(3).

Our Response:  We respectfully advise the Staff that we previously filed our Restated Certificate of Incorporation (the "Restated Certificate") with the Commission as Exhibit 3A to our Registration Statement on Form 8-B dated September 23, 1987 (the "Form 8-B").  We further advise the Staff that we have subsequently filed all amendments to the Restated Certificate to date and that each such amendment is included in the list of exhibits under Item 15 in the 2011 Annual Report, incorporated by reference to the registration statement or report to which the amendment was first filed as an exhibit. We inadvertently omitted the Restated Certificate in the list of exhibits under Item 15 in the 2011 Annual Report and will include it, as well as any subsequent amendments as required by Regulation S-K Item 601(b)(3), in the list of exhibits under Item 15 in our future Annual Reports on Form 10-K.

6.
Staff’s Comment: Please tell us why you have not filed your distribution agreement with Maxtek and its affiliates; we note, in this regard, your disclosure on pages 7 and 14. Please also tell us why you have not filed your August 2009 foundry agreement with Taiwan Semiconductor Manufacturing Co., Ltd.; we note your disclosure on pages 8-9 and 12 as well as your Form 8-K filed on August 6, 2009.

Our Response:  We respectfully advise the Staff that, as further described below, we have determined that our distribution agreements with Maxtek and its affiliates (the "Maxtek Agreements") referenced on page 7 and 14 of the 2011 Annual Report are not material contracts for purposes of Item 601(b)(10) of Regulation S-K and, accordingly, we have not filed such agreements as exhibits thereto.

We believe that our distributor agreements are of the type commonly made in the ordinary course of business by semiconductor companies as contemplated by Item 601(b)(10)(ii). Our distributor program involves multiple agreements with several distributors, as is typical in the semiconductor industry. We do not believe that our business is substantially dependent upon any one of these agreements.  As indicated in the risk factor discussion, if our business relationships with any of our distributors were to diminish or any of these distributors were to file for bankruptcy or otherwise experience significantly adverse financial conditions, our business could be adversely impacted.  However, we manage our relationships with these distributors to minimize the risk of such disruption and to enable us to sell our products through other distributors, if necessary. Specifically, the Maxtek Agreements, like the vast majority of our other distributor agreements, grant us the right to terminate the agreement with 30-days' notice.  When we exercised such right with respect to other distribution agreements in the past, we did so with insignificant disruption to our ability to meet customers demand.  Similarly, we do not believe any termination of the Maxtek Agreements would result in a material disruption to our operations as numerous other distributors around the world, including distributors with which we have established relationships, are available to provide these services.

Based on the foregoing, we do not believe that any of the Maxtek Agreements or our other distributor agreements is a contract on which we are substantially dependent.

We advise the Staff that we will file, subject to Item 601(b)(10)(ii)(B) of Regulation S-K, the Foundry Agreement with Taiwan Semiconductor Manufacturing Co., Ltd. (TSMC agreement) dated August 3, 2009, as an exhibit to our Annual Report on Form 10-K for the fiscal year ending April 1, 2012 (the "2012 Annual Report").  We did not file the TSMC agreement when originally signed because at that time the Company was not substantially depended on the supply of wafers from TSMC.  In connection with the sale of our wafer fabrication facility in January 2012 our reliance on TSMC wafer supply became substantially higher, consequently meeting the criteria of material contracts as defined in Item 601(b)(10)(ii)(B) of Regulation S-K.

7.
Staff’s Comment: We note your disclosure that confidential treatment has been requested for certain portions of Exhibits 10.8, 10.18, and 10.23. Please tell us when you filed requests for extension of the confidential treatment period for these exhibits and provide us with evidence of such requests.

Our Response:  We respectfully advise the Staff that each of the agreements listed as Exhibits 10.8, 10.18, and 10.23 no longer qualified as a material contract under Item 601(b)(10) of Regulation S-K when the 2011 Annual Report was filed.  The benefit received by the Company under each referenced agreement has diminished in importance over time. We will not include the above-listed exhibits under Item 15 in our future Annual Reports on Form 10-K.

Form 10-Q for the fiscal Quarter ended October 2, 2011

8.
Staff’s Comment: We note from your disclosure, such as on page 34, that macroeconomic trends affect your business. We also note your disclosure on page 14 of your Form 10-K regarding natural disasters. In future filings, please ensure that your Management’s Discussion and Analysis includes a description of known trends or uncertainties as required by Regulation S-K Item 303(a)(3). In this regard:

•
Please tell us what you know about the extent of the impact on your expenses and margins resulting from the completion of your transition to outsourced manufacturing. In your response, separately quantify the effect of any unused capacity at your existing facilities and the effect of the outsourced model on your costs.

•
Please provide us information that quantifies the effect on your results of your inventory build if demand does not develop as planned. In your response, present a range of reasonable scenarios based on current trends.

Our Response:  We advise the Staff that in our filings, we attempt to highlight significant risk factors that could potentially adversely affect our business.  In that context we had identified significant harm a natural disaster may cause to our third party foundries and subcontractors located in Asia Pacific region as well as our own test facility in Malaysia as a significant risk factor.  However, as disclosed in our filing (page 14 of the 2011 Annual Report), ‘we have not experienced the significant impact on our operations from this (Japan tsunami) disaster’.  In future filings, the Company will describe known trends or uncertainties that had or that we reasonably expect will have a material favorable or unfavorable impact on revenues or income from continuing operations.

•
During fiscal year 2010 we have reviewed our new product introduction roadmap and concluded that the percentage of wafers which require more advanced manufacturing processes (not available at our Oregon wafer fabrication facility, absent significant capital expenditure) will continue to increase in the future causing risk of significant underutilization of manufacturing capacity at our Oregon facility.  In connection with the announced plans to transition our wafer fabrication to a third party foundry and sell Oregon facility, the Company initiated an inventory build-ahead program to secure supply of products that will not be transitioned to a third party foundry.  As we have disclosed in our prior filings (page 26 of third quarter fiscal 2012 Form 10-Q) the manufacturing capacity in our Oregon wafer fabrication facility was fully utilized during fiscal year 2011 and first half of fiscal year 2012 which had a favorable impact on our cost per wafer and gross margins during that period.

The Company will include the following disclosure (to be updated where appropriate) in the 2012 Annual Report: ‘We anticipate that, on average, the cost of wafers transferred to third party foundries to be comparable to the cost of wafers manufactured at our Oregon facility during fiscal 2011 and first half of 2012, when manufacturing capacity was fully utilized.  Compared to prior years, we expect our fiscal year 2013 cost of sales and gross margin to be favorably impacted by i) absence of expenses associated with transfer of fabrication production to third party foundries of $2.3 million, 5.3 million, and $3.9 million recorded in fiscal years 2010, 2011 and nine month period ended January 1, 2012 respectively; ii) absence of severance and retention expenses associated with the transition to third party foundry of $6.2 million, 2.8 million, and ($0.4) million net benefit recorded in fiscal years 2010, 2011 and nine month period ended January 1, 2012 respectively. However, given the long term nature of our wafer supply agreement with TSMC, we do expect our future cost per wafer unit to be less volatile when compared to prior years when the cost of sales was impacted by periods of idle capacity at our Oregon wafer fabrication facility.

The impact on future gross margins is difficult to accurately quantify as margins are affected not only by cost but also by macroeconomic conditions, customer preferences, demand for our products and competition, all of which may impact pricing of products we sell.

We refer the Staff to our disclosure in third quarter fiscal 2012 Form 10-Q where we separately quantify the effect of idle capacity at our existing facilities – ‘Our gross profit percentage for the third quarter of fiscal 2012 was negatively impacted by $2.9 million due to decreased manufacturing facility utilization.’

•
As of October 2, 2011, the inventory build associated with our transition of wafer fabrication operations to third party foundries was $7.1 million. We have disclosed in Item 1A. Risk Factors, in the second paragraph of page 35, ‘if customer demand does not develop as we anticipate, it may become necessary for us to write-off or scrap a portion of this transition inventory which could adversely affect our gross margins and operating results’. In future filings, we will expand our disclosure to quantify the total balance of inventory build associated with our transition of wafer fabrication operations to third party foundries.

We refer the Staff to our disclosure in third quarter fiscal 2012 Form 10-Q (page 31) where we separately quantify the effect of inventory buffer – ‘as of January 1, 2012, the balance of  inventory buffer stock which has been built in anticipation of the transition of wafer fabrication activities totaled approximately $13 million..’

We record provisions for obsolete and excess inventory based on our forecasts of demand over specific future time horizons. Actual market conditions, demand and pricing levels in the volatile semiconductor markets that we serve may vary from our forecasts, potentially impacting our inventory reserves and resulting in material impacts to our gross margin. We believe our current processes for establishing inventory reserves appropriately balances the risk in the market place with a fair representation of the realizable value of the Company’s inventory.

Form 8-K dated January 30, 2012

Exhibit 99.1

9.
Staff’s Comment: We note from your disclosure that your prior period financial results have been revised to correct what the company concluded were immaterial errors related to the accounting  for certain accrued employee retention costs and other accrued liabilities. We also note that you revised your prior financial statements according to SEC guidance related to immaterial corrections and that as a result of the revisions, net income for the three months ended October 2, 2011 and January 2, 2011 decreased by $0.1 million and $0.8 million, respectively and net income for the nine months ended January 1, 2012 and January 2, 2011 decreased by $2.5 million and $2.2 million, respectively. With respect to the aforementioned error corrections, please address the following:

•
quantify the impact of the referenced errors on both income (loss) from continuing operations and net income (loss) for each of the quarterly and annual periods during each of your last three fiscal years in the period ended April 3, 2011, as well as for the nine months interim period ended January 1, 2012 and each quarter in the interim period. Separately quantify and describe in greater detail each error based on their nature;

•	tell us the quarterly or annual period when the errors originated and when they were corrected;
•	discuss why and how you concluded the errors were not material on both a quantitative and qualitative basis for each period addressed in your response;
•	tell us what you mean by the statement “you have revised your prior financial statements according to SEC guidance related to immaterial corrections”; and
•	provide us with your SAB 99 and SAB 108 analysis supporting your conclusions.

Our Response:  We refer the Staff to our SAB 99 and SAB 108 analysis, a copy of which is included in this response, where we discuss identified errors, periods in which they originated, quantify the impact on each period impacted and assess relevant qualitative factors in support of our conclusions.  Regarding our disclosure that “we have revised prior year financial statements according to SEC guidance related to immaterial corrections” we were referring to having quantified and assessed the materiality of the identified errors in accordance with the guidance in SAB 99 and SAB 108. We clarified our disclosure in the notes to our interim financial statements filed in our quarterly report on Form 10-Q for the period ended January 1, 2012.

10.
 Staff’s Comment: We note you recorded approximately $2.1 million for an “other-than-temporary impairment loss on investments” during the three months ended January 1, 2012 and further note that you indicate the charge related to an investment in a non-marketable equity security, offset in part by a gain on the sale of a non-marketable security. Please tell us how you accounted for the referenced transactions, including how you concluded the referenced impairment and gain were recorded in the correct accounting period.

Our Response: In fiscal 2010 and fiscal 2011, we invested $2.0 million and $3.0 million, respectively in an equity security of a privately held company, Samplify Systems Inc.  During the third quarter of our fiscal 2012, the management of the private held company approved a significant change in the business strategy which included the divestiture of certain portions of the existing business. As a result of this change in strategy, we performed an impairment analysis of this investment and determined that the estimated fair value had been impaired. In the third quarter of fiscal 2012, we recorded a $2.8 million other-than-temporary impairment related to this investment.

In fiscal 2007, we invested $5.0 million in the equity security of a privately held company, Best Elite International Limited.  In fiscal 2009, we determined that the estimated fair value of this investment had been impaired and we recorded a $3.0 million other-than-temporary impairment, reducing the estimated fair value of this investment to $2.0 million.  During the third quarter of fiscal 2012 we sold this investment for $2.6 million and recorded a gain of $0.6 million on the sale.

The Company included the following disclosure in our third quarter of fiscal 2012 Form 10-Q (page. 17 - Non-Marketable Equity Securities) filed on February 10, 2012 – ‘During the quarter ended January 1, 2012, the company reduced the estimated fair value of one of its non-marketable private equity investments and recorded a $2.8 million other-than temporary impairment loss during the period. Also during the quarter, the Company sold a non-marketable equity security, which had been valued at $2.0 million, for $2.6 million and recorded a gain on sale of $0.6 million in the period.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, you may contact Maciej Kurzymski, Corporate Controller at (408)-284-4553 or me at (408)-284-8491

Sincerely,

INTEGRATED DEVICE TECHNOLOGY, INC.

/S/ RICHARD D. CROWLEY, JR.
Richard D. Crowley, Jr.
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:

Ted Tewksbury, President and Chief Executive Officer
Gordon Parnell, Chairman of the Audit Committee
Tye Thorson, PricewaterhouseCoopers LLP

SAB 99 and SAB 108 Analysis

INTEGRATED DEVICE TECHNOLOGY, INC.

DATE:	January 26, 2012
SUBJECT:	Out-of-period adjustment – materiality assessment
TO:	File
FROM:	IDT (Company) Finance

Background

Error 1 - Fabrication (Fab) facility exit – retention bonus (Q3FY12)
During the third quarter of fiscal year 2012, IDT finance, upon implementation of new internal controls around non-standard compensation arrangements, discovered an error in the financial statements for fiscal years 2010, 2011, and 2012. The cumulative impact of that error is an understatement of the retention bonus accrual by $6.4 million (expected to be paid in January / February 2012).  The error originated in Q3’10 in connection with the decision to exit wafer fabrication and offer the Oregon Fab for sale.  As part of the plan to sell the Fab management implemented retention bonus plan to limit the risk of employee turnover during the transition period (estimated to take approx. two years).  The details of the retention bonus plan were communicated to impacted employees by way of notification letters, the majority of which were sent out in October of 2009.  During first quarter of fiscal 2012, in connection with exiting our Oregon Fab, a number of additional employees were awarded retention and severance packages.  The internal controls relating to communication of the above bonus plan between responsible finance and human resource personnel did not operate effectively, consequently the retention bonus accrual was not recorded timely.

The retention bonus plan was not accrued since inception of the plan causing an income statement error of $0.7 million each quarter from Q3’10 to Q4’11, a Q1’12 error of $1.4 million and $0.8 million in Q2’12 and an understatement of accrued liabilities at each quarter end from Q3’10 thru Q2’12.

Error 2 - Separation payment obligation (Q2FY12)
During the second quarter of fiscal year 2012, the Company recorded an expense of approximately $523 thousand related to a contractual obligation for separation payment for two employees.  The agreement was entered into in January 2009, when these employees were hired as part of an acquisition.  In accordance with the terms of the employment agreements, the employees are entitled to a payment of approximately $650 thousand, in aggregate, if they continued to work for a period of three years from the date of hire.  As of the date of this letter, these employees continue to be employed by IDT and the separation benefits are fully vested.  Approximately $466 thousand of the liability recorded in Q2FY12 relates to fiscal year 2011 and prior.

Error 3 - Accrued liability overstatement (Q1FY12)
During the first quarter of fiscal year 2012, the Company reversed a liability associated with double counting of goods received dating back to fiscal year 2001 that occurred at the time of a migration to a new ERP system.  The overstated liability has been a component of accounts payable since fiscal year 2001.  The impact of correcting the error in Q1FY12 resulted in a benefit of approximately $1 million ($0.7 million, net of estimated tax effect).  The out-of-period adjustment was evaluated from both a quantitative and qualitative perspective and the Company concluded (in the first quarter of fiscal year 2012) that the impact of the adjustment was not material to first quarter and expected results for fiscal year 2012 and was not material to the period in which the error initially occurred.

The Company made the following disclosure in its Q1FY12 10-Q filed in August 2011:

In the first quarter of fiscal 2012, the Company recorded an out of period adjustment to reverse accruals related to cost of revenues and operating expenses. The correction of these errors resulted in an increase of $0.7 million to the Company's net income for the three months ended July 3, 2011. Management assessed the impact of these errors and concluded that the amounts are not material, either individually or in the aggregate, to any of the previous reported annual or interim financial statements.  This adjustment did not change the reported net income per share for the three months ended July 3, 2011.

Guidance

•	SEC Staff Accounting Bulletin No. 99, Materiality (SAB 99)
•	SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108),
•	APB opinion No. 28, Interim Financial Reporting (APB 28)

Analysis

Quantitative Considerations:

In accordance with SAB 108, the Company applied the Dual method (Roll Over and Iron Curtain method) for quantifying identified out-of-period misstatements.

Rollover: Quantifies income statement errors based on the amount by which the income statement is actually misstated - including reversing the effect of any prior years.

Iron Curtain - Quantifies income statement errors based on the amount by which the income statement would be misstated if the accumulated amount of errors that remain in the balance sheet were corrected through the income statement of that period.

Summary of the quantitative impact on fiscal periods involved.

	Roll-Over Method										Iron-Curtin Method
amounts are in thousands	Qtr	Qtr	Fiscal	Qtr	Qtr	Qtr	Qtr	Fiscal	Qtr	Qtr	Qtr	Fiscal
	Dec-09	Mar-10	2010	Jun-10	Sep-10	Dec-10	Mar-11	2011	Jun-11	Sep-11	Dec-11	2012 (est)
Misstatement - Quantitative Assessment
Error 1 - Fab Exit - retention bonus	$690	$690	$1,380	$690	$690	$690	$690	$2,761	$1,404	$831	$6,377	($4,141)
Error 2 - Seperation payment obligation	54	54	217	54	54	54	54	217	54	-	-	(466)
Error 3 - Accrued liability overstatement	-	-	-	-	-	-	-	-	-	-	-	1,047
Total Misstatements	$744	$744	$1,597	$744	$744	$744	$744	$2,977	$1,458	$831	6,864	($3,561)
Misstatement, net of tax	$744	$744	$1,597	$823	$827	$803	$523	$2,977	$1,478	$831	6,884	($3,561)

Impact on results from Continuing Operations
Profit / (loss) before tax (PBT) - as reported	($1,648)	$8,010	$68,957	$16,577	$25,683	$15,752	$19,518	$77,530	$16,245	$8,040	($327)	$44,967
Effect of out-of-period adjustment	-	-	-	-	-	-	-	-	(1,047)	521	-	-
Profit / (loss) before tax (PBT) - adjusted	($1,648)	$8,010	$68,957	$16,577	$25,683	$15,752	$19,518	$77,530	$15,198	$8,561	n/a	n/a
Profit / (loss) before tax - as revised	($2,392)	$7,266	$67,360	$15,833	$24,939	$15,008	$18,774	$74,553	$13,740	$7,729	n/a	n/a

Net income (loss) - as reported	($1,795)	$8,960	$66,409	$15,632	$25,242	$15,700	$40,228	$96,802	$14,251	$8,928	($903)	$42,011
Effect of out-of-period adjustment	-	-	-	-	-	-	-	-	(1,047)	521	-	-
Net income / (loss) - adjusted	($1,795)	$8,960	$66,409	$15,632	$25,242	$15,700	$40,228	$96,802	$13,204	$9,448	n/a	n/a
Net income (loss) - as revised	($2,539)	$8,216	$64,812	$14,809	$24,415	$14,897	$39,705	$93,825	$11,726	$8,617	n/a	n/a

Misstatement impact - PBT	45.2%	-9.3%	-2.3%	-4.5%	-2.9%	-4.7%	-3.8%	-3.8%	-9.6%	-9.7%	2099%	7.9%
Misstatement impact - Net income / (loss)	41.5%	-8.3%	-2.4%	-5.3%	-3.3%	-5.1%	-1.3%	-3.1%	-11.2%	-8.8%	762%	8.5%

EPS - as reported	($0.01)	$0.05	$0.40	$0.10	$0.16	$0.10	$0.27	$0.63	$0.10	$0.06	n/a	n/a
EPS - as revised	($0.02)	$0.05	$0.39	$0.09	$0.16	$0.10	$0.27	$0.61	$0.08	$0.06	n/a	n/a

Diluted EPS - as reported	($0.01)	$0.05	$0.40	$0.10	$0.16	$0.10	$0.27	$0.62	$0.09	$0.06	n/a	n/a
Diluted EPS - as revised	($0.02)	$0.05	$0.39	$0.09	$0.15	$0.10	$0.26	$0.60	$0.08	$0.06	n/a	n/a

Imapct on Net Income
Net income / (loss) - as reported	($7,367)	$967	$40,019	$10,413	$20,224	$10,597	$31,393	$72,627	$6,636	$47,575	($6,193)	$42,008
Effect of out-of-period adjustment	-	-	-	-	-	-	-	-	(1,047)	521	-	-
Net income / (loss) - adjusted	($7,367)	$967	$40,019	$10,413	$20,224	$10,597	$31,393	$72,627	$5,589	$48,095	n/a	n/a
Net income / (loss) - as revised	($8,111)	$223	$38,422	$9,590	$19,397	$9,794	$30,870	$69,650	$4,111	$47,264	n/a	n/a

Misstatement impact - Net income / (loss)	10.1%	-77.0%	-4.0%	-7.9%	-4.1%	-7.6%	-1.7%	-4.1%	-22.3%	-1.7%	111%	8.5%

EPS - as reported	($0.04)	$0.01	$0.24	$0.06	$0.13	$0.07	$0.21	$0.47	$0.04	$0.33	n/a	n/a
EPS - as revised	($0.05)	$0.00	$0.23	$0.06	$0.12	$0.06	$0.21	$0.45	$0.03	$0.33	n/a	n/a

Diluted EPS - as reported	($0.04)	$0.01	$0.24	$0.06	$0.13	$0.07	$0.21	$0.47	$0.04	$0.33	n/a	n/a
Diluted EPS - as revised	($0.05)	$0.00	$0.23	$0.06	$0.12	$0.06	$0.20	$0.45	$0.03	$0.32	n/a	n/a

Weighted Average Shares:
Ordinary	165,954	164,660	165,408	161,659	157,021	151,421	148,181	154,511	147,828	144,682	141,839	144,047
Diluted	166,501	165,418	165,961	162,577	157,649	152,975	150,852	155,918	151,074	146,169	141,839	145,230

Results from Continuing Operations
Gross Profit - as reported	$59,069	$67,732	$225,124	$80,365	$88,121	$81,017	$82,119	$331,622	$81,716	$74,303	$57,020	$276,005
Gross Profit - as revised	$58,399	$67,062	$223,784	$79,695	$87,451	$80,347	$81,449	$328,942	$79,436	$73,633	$63,884	$279,565
Gross margin as reported	41.5%	49.1%	42.0%	50.8%	55.2%	54.9%	56.8%	54.8%	54.7%	53.7%	47.5%	52.2%
Gross margin as revised	41.0%	48.6%	41.8%	50.4%	54.8%	54.5%	56.3%	54.3%	53.2%	53.2%	53.2%	52.9%
Gross margin impact	-0.5%	-0.5%	-0.3%	-0.4%	-0.4%	-0.5%	-0.5%	-0.4%	-1.5%	-0.5%	5.7%	0.7%

The table above quantifies the impact of identified misstatement on PBT, income from continuing operations and net income as reported (combined operations).  It should be noted that in the second quarter of fiscal 2012, the Company began reporting discontinued operations as a result of the sale of a business unit and for the past two quarters, the Company has reported discontinued operations for the six and nine month periods as well as for each of the second and third quarters separately.

Impact on previously reported fiscal years and interim periods – fiscal years 2011/ 2010
The impact on net income from both continuing and consolidated operations in fiscal years 2011 and 2010 is less than 5%. With the exception of third quarter of fiscal 2010, the impact of the misstatements on interim periods in fiscal years 2010 and 2011 did not exceed 10% of both profit before tax or net income from continuing operations.  The impact of the misstatements on any interim period did not exceed $0.01 per share diluted and 50 basis points (approx. 1%) of reported gross margin.  The third quarter of fiscal year 2010 was a breakeven quarter resulting in a higher absolute percentage impact on net income for that quarter. The impact of the misstatement on third quarter of fiscal 2010 diluted EPS was $0.01 and 50 basis points (approx. 1%) on gross margin.  Note that the Company considers “breakeven” to be net income of +/- $3 million and lower on quarterly revenues ranging from $115 million to $160 million over the past two years.  In addition to the impact on “break-even” periods, we believe other quantitative factors, such as the absolute dollar amount of the impact of the misstatements, the impact on the earnings per share, impact on gross margin, and the impact on “pro forma” or “non-GAAP” earnings, all warrant consideration.

The Company considered the absolute dollar amount of the identified misstatements ($523 to $827 thousand) and the quantitative impact of those misstatements on quarterly and fiscal profit before tax, net income from both continuing and consolidated operations, earnings per share diluted and gross margin from both continuing and consolidated operations concluding such impact is not considered material to previously issued financial statements. In making this assessment, we considered all relevant qualitative factors surrounding the errors in determining whether they were material as discussed further below.

Impact on previously reported interim periods - fiscal year 2012 interim periods
The impact of the identified misstatements on first quarter of fiscal 2012 PBT, net income from continuing and consolidated operations was 10%, 11% and 22% respectively.  While the impact to Q1FY12 net income from consolidated operations (i.e., including discontinued operations) in absolute percentage terms, when analyzed in isolation, could be viewed as large (22%), it was exaggerated by the fact that net income in absolute dollars was abnormally small in the first quarter of fiscal 2012.  Although Q1FY12 is not considered a break-even quarter, the results were the lowest since the downturn created by the financial crises in 2009 (lowest level of reported income since fiscal year 2010).  Excluding the out of period adjustment, the Company’s loss from operations in Q1FY12 was $5.6 million on revenues of $151 million, driven by continuing losses from the VDO business part of which was subsequently divested in the subsequent quarter.  The Company began reporting discontinued operations in the subsequent quarter which has resulted in a presentation of results from continuing and discontinued operations for all periods being presented, including those of Q1FY12.

The following items were given consideration in the assessment of the quantitative aspects of the errors impacting Q1FY12:

•	Lowest level of net income since fiscal year 2010 ($6.6 million; $5.6 million excluding out-of-period adjustments previously recorded)
•	The impact of the errors did not have a material impact on EPS (approx $0.01 per diluted share)
•	The impact on GAAP gross margin of 150 basis points or 2.7% and no impact on non-GAAP gross margin
•	The absolute dollar amount of the error of $1.4 million is not considered significant
•
The identified misstatements had no impact on non-GAAP results.  As the Company reports non-GAAP information to the public and the analysts follow the Company based on reported non-GAAP results, the impact on non-GAAP reporting is also a relevant consideration.  Since the errors themselves are non-GAAP in nature for the Company, there is no impact on non-GAAP results.

•
When considering the impacts of the errors on the six-month period ending Sept 2011 (the first period of reporting discontinued operations) the impact of the errors represent approximately 4% of net income.

•
The impacts of the errors do not alter the financial indicators or trends which are analyzed by investors and analysts, nor do the impacts change a loss into income or vice versa on a consolidated level (or from continuing operations).

•
Due to discontinued operations being reported starting in the second quarter of fiscal 2012 and given that the errors will be included as a component of income from continuing operations, the impact on consolidated income is less meaningful than the impact on continuing operations.

The impact of the identified misstatements ($831 thousand) on the second quarter of fiscal 2012 PBT, net income from continuing and consolidated operations was 10%, 9% and 2% respectively.  The error did not affect EPS from continuing operations and had $0.01 impact on diluted EPS from consolidated operations.  The impact on gross margin was 50 basis points or less than 1%.

We considered all relevant quantitative and qualitative factors (discussed below) surrounding the errors in determining whether they were material. Based on our analysis of the impact the correction would have on income / (loss) from continuing operations and net income, the overall size of the error in the quarter and given that the Company is now reporting continuing and discontinued operations, we have concluded that identified misstatements were not material because, in our view, it would not be significant to a reasonable investor relying on the first and second quarter of fiscal 2012 reported financial statements in making an investment decision.

Impact on Balance Sheets
We also evaluated the impact of correcting the error on the balance sheet at each interim and fiscal period end and concluded that it was not material individually or in the aggregate to any of the periods.  At its highest point the cumulative impact of the errors on current liabilities was less than 6%.

Qualitative Considerations:

GAAP vs. Non-GAAP financial considerations
In reporting quarterly financial results to investing community significant consideration is devoted by management to Non-GAAP measures.  Such consideration is warranted given that: i) the Company is managed and management is rewarded based on Non-GAAP measures; ii) the IDT investor community measures the Company’s performance predominantly based on Non-GAAP results as reported in the quarterly earnings release.  The financial analysts’ model company’s results on a Non-GAAP basis as evidenced by published financial estimates for IDT such as net income / EPS and gross margin which are all modeled and published on a Non-GAAP basis.  Considering the SAB99 definition of materiality, management believes it is likely the investor community, in assessing the materiality of the misstatement in questions would consider the impact on Non-GAAP results of significant importance.   The Company’s financial statements are heavily impacted by significant one-time transactions from years past, specifically amortization of intangible assets, impairment of goodwill and intangible assets, gain/loss on divestitures and non-standard compensation arrangement to retain key employees while certain business / assets are offered for sale, making them incomparable to peer group, especially as it relates to assessment of Company’s short term performance.  For those reasons management believes the impact on Non-GAAP results is relevant in the overall assessment of the above financial statement misstatement.

Impact on Non-GAAP financial results:
Management has historically considered all non recurring transactions such as amortization of intangibles, acquisition related cost, asset impairment, facility closure, fabrication production transfer costs, severance and retention costs and stock based compensation to be Non-GAAP measures. The Fab4 retention bonus is considered a pro-forma adjustment triggered by one-time event – exit from our Oregon fabrication facilities.  As such the error related to retention and severance cost will not impact Non-GAAP results including PBT, Net Income, and Gross Margin.

Further, the Company evaluated the qualitative factors as listed in SAB 99 concluding the errors were not intentional and amongst all other factors considered the following:

•	The misstatements primarily relate to an estimate rather than a transaction capable of precise measurement
•	The misstatements do not mask a change in earnings and other trends. In all quarters the adjustments have a negative impact on gross margin, operating margin and net income.
•
The misstatements do not have a significant impact on the reported results and it does not hide a failure to meet analysts’ consensus expectations which are predominantly set based on non-GAAP results.  The above misstatement had no impact on revenue, non-GAAP gross margin or non-GAAP earnings per share.

•	The misstatements do not change the results for any period from loss into income or vice versa.
•
The misstatements did not arise out of the product line generated results but rather it relates to one-time item such as retention bonus awarded in connection with the decision to sale our Oregon Fab, impact of which is excluded from Non-GAAP (pro-forma) results.  There is no significant impact on the result of the reportable segments.

•	The misstatements had no affect on the Company’s compliance with regulatory requirements.
•	The Company does not have any loan covenants or other contractual requirements which would be affected.
•	The misstatements did not impact compensation plans or bonus awards in fiscal year 2010 and 2011.
•	The misstatements do not involve a concealment of an unlawful transaction.

Correcting financial statements that are not materially misstated

Application of SAB 108 / APB 28
SAB 108 states ‘If the misstatement that exists after recording the adjustment in the current year financial statements is material (considering all relevant quantitative and qualitative factors), the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.’

As per the guidance in APB 28, if the previously-issued financial statements are not materially misstated, then the errors may be corrected prospectively.  Correction as an "out-of-period" adjustment: Errors may be corrected as an "out-of-period" adjustment if the correction would not result in a material misstatement of the estimated income/loss for the year in which the adjustments are made or to the trend in earnings. This is true even if the "out-of-period" adjustment is material to the interim financial statements in which it is recorded. An "out-of-period" adjustment that is material to the interim financial statements in which it is recorded (but not material with respect to the estimated income for the full fiscal year or to the trend of earnings) should be separately disclosed.

The Company evaluated the impact of correcting the errors in the third quarter of fiscal 2012 on the estimated income from continuing operations for fiscal 2012.  The effect of correcting the misstatements as an out-of-period adjustment in Q3FY12 would have reduced the forecasted fiscal year 2012 income from continuing operations before tax by approximately 8% or $0.02 per diluted share. The Company considered the quantitative impact and qualitative factors surrounding the errors and concluded that such correction would not result in material misstatement of the projected results for the full fiscal year 2012.  Management also considered the level of risk that immaterial errors, impacting prior periods, may be identified in the future resulting in a material misstatement of prior period results when  aggregated, as well as the risk of not achieving forecasted forth quarter results and ultimately elected to revise prior periods in subsequent filings as discussed further below.  In addition, it should be noted that the SAB 108 does not preclude a registrant from electing to revise its previously issued financial statements if recording the adjustment in the current year would not be material to the current year.

Conclusion:

We considered all of the relevant quantitative and qualitative factors surrounding the identified prior period financial statement errors in determining whether they were material. Based on our analysis of the impact the correction would have on trends in revenue, gross profit, income/(loss) from operations, and earnings, we have concluded that these errors were not material to any prior period because they would not be significant to a reasonable investor relying on the interim and fiscal  2010, 2011, and 2012 reported financial statements in making an investment decision.

Although we concluded that the errors would not result in a material misstatement to projected results for the fiscal 2012, we have elected to revise prior period financial statements next time they are presented without amendment of the previous filings.  In arriving at that conclusion we considered 1) the potential for any future out-of-period adjustment, although we are not aware of any, and 2) the potential that our forecast for the fourth quarter may not fully materialize, both could potentially exert more pressure in terms of the impact of total out-of-period adjustments for the year.

Management discussed the identified prior period financial statement errors with the Audit Committee and Company’s legal counsel who concurred with management’s conclusions.

Planned disclosure (Note 2 of Form 10-Q for the quarter ended January 1, 2012 – Revision of Prior Period Financial Statements)

Note 2 - Revision of Prior Period Financial Statements
During the third quarter of fiscal 2012, the Company identified errors primarily related to retention bonuses associated with its plan to close its Oregon manufacturing facility ($6.4 million expense).  In addition, the Company had corrected prior period errors in the first and second quarters of 2012 related to retention bonuses ($0.5 million expense) for certain key employees and accounts payable system related issues ($1.0 million benefit) respectively. The Company assessed the materiality of these errors individually and in the aggregate on prior periods’ financial statements in accordance with the SEC’s Staff Accounting Bulletin No. 99 (“SAB 99”), and concluded that the errors were not material to any of its prior annual or interim financial statements. The Company also concluded that correcting the errors, on a cumulative basis, would not be material to the expected results of operations for the year ended April 1, 2012. However, as permitted in SEC’s Staff Accounting Bulletin No. 108 (“SAB 108”), the Company elected to revise previously issued consolidated financial statements the next time they are filed.  As each subsequent filing is made in the future, the previous period consolidated financial statements affected by the errors will be revised. The Company has revised the April 3, 2011 consolidated balance sheet and the consolidated statements of operations for the three and nine months ended January 2, 2011 included herein to reflect the correct balances. Of the above mentioned errors, the amount related to the accounts payable system related issue will be corrected in the opening retained earnings and will not impact the earnings of current or subsequent filings.  The impact of correcting these errors on net income as reported for the interim three month period ended July 3, 2011 and three and six month periods ended October 2, 2011 was a reduction of $1.5 million, $0.8 million and $2.3 million, respectively.

Set out below are the line items within the consolidated financial statements as of and for the three and six months ended January 2, 2011 that have been impacted by the revisions.  The revision had no impact on the Company’s total cash flows from operating, investing or financing activities.

	For the Three Months Ended January 2, 2011			For the Nine Months Ended January 2, 2011
(in thousands, except per share amounts)	As Reported (1)	Adjustments	As Revised	As Reported (1)	Adjustments	As Revised
Consolidated Statement of Operations
Cost of revenues	$66,507	$670	$67,177	$211,212	$2,010	$213,222
Gross profit	81,017	(670)	80,347	249,503	(2,010)	247,493
Research and development	40,620	54	40,674	116,612	162	116,774
Selling, general and administrative	25,997	20	26,017	77,672	60	77,732
Total operating expenses	66,617	74	66,691	194,284	222	194,506
Operating income	14,400	(744)	13,656	55,219	(2,232)	52,987
Income from continuing operations before income taxes	15,752	(744)	15,008	58,012	(2,232)	55,780
Provision for income taxes	52	59	111	1,438	221	1,659
Net income from continuing operations	15,700	(803)	14,897	56,574	(2,453)	54,121
Net income	$10,597	$(803)	$9,794	$41,234	$(2,453)	$38,781

Basic income (loss) per share:
Continuing operations	$0.10	$-	$0.10	$0.37	$(0.02)	$0.35
Net income (loss)	$0.07	$(0.01)	$0.06	$0.27	$(0.02)	$0.25

Diluted net income (loss) per share:
Continuing operations	$0.10	$-	$0.10	$0.37	$(0.02)	$0.35
Net income (loss)	$0.07	$(0.01)	$0.06	$0.27	$(0.02)	$0.25

	As of April 3, 2011
(in thousands)	As Reported	Adjustments	As Revised
Consolidated Balance Sheets
Accounts payable	$36,470	$(1,051)	$35,419
Accrued compensation and related expenses	28,212	$4,572	32,784
Total current liabilities	110,645	$3,521	114,166
Total liabilities	128,678	$3,521	132,199
Accumulated deficit	(837,075)	(3,521)	(840,596)
Total stockholders' equity	$598,782	$(3,521)	$595,261

1) Reflect's previously reported amounts as adjusted for discontinued operations (see Note 6).